NOTICE OF MERGER AND DISSENTER’S RIGHTS
AVAILABLE TO FORMER STOCKHOLDERS OF
U.S. XPRESS ENTERPRISES, INC.

October __, 2007

TO:	Holders of Record as of October 12, 2007 of Certificates Formerly Representing Class A Common Stock of U.S. Xpress Enterprises, Inc. (“Former Stockholders”)

NOTICE IS HEREBY GIVEN pursuant to Nevada Revised Statutes ("NRS") Section 92A.430 that on October 12, 2007 (the “Effective Time”), New Mountain Lake Acquisition Company, a Nevada corporation ("NMLAC") and wholly owned subsidiary of New Mountain Lake Holding Company, LLC, a Nevada limited liability company (“Holding Company”), was merged with and into U.S. Xpress Enterprises, Inc., a Nevada corporation ("U.S. Xpress") pursuant to Section 92A.180 of the Nevada Revised Statutes (the "Merger"), with U.S. Xpress as the corporation surviving such Merger (the "Surviving Company").  After the Merger, the Surviving Company shall have use of and operate under the name of "U.S. Xpress Enterprises, Inc."

In accordance with NRS Sections 92A.180(2) and (3), the Merger was approved by the board of directors and stockholders of NMLAC and did not require any action by the stockholders of U.S. Xpress.  In accordance with NRS Section 92A.180(4), a copy of the Plan of Merger approved by the board of directors of NMLAC is included in this mailing.  As a result of the Merger, the stock transfer books of U.S. Xpress were closed at the Effective Time.  Accordingly, U.S. Xpress cannot record any further transfer of shares on its books.  Under the terms of the Merger, as a Former Stockholder, you will receive $20.10 in cash, without interest thereon and less any required withholding taxes, for each outstanding share of Class A common stock, par value of $0.01, of U.S. Xpress (the “Shares”), upon surrender of certificates for such Shares to LaSalle Bank National Association, as Paying Agent (the “Paying Agent”) in accordance with the instructions set forth in the enclosed letter of transmittal (the “Letter of Transmittal”).

SURRENDER OF CERTIFICATES

The Paying Agent, on behalf of the Surviving Company, will accept the surrender of certificates representing your Shares, if any, in exchange for the $20.10 per Share cash payment.  AS SET FORTH IN THE LETTER OF TRANSMITTAL AND THE ACCOMPANYING INSTRUCTIONS, TO RECEIVE THE $20.10 PER SHARE CASH PAYMENT FOR YOUR SHARES, YOU OR A DULY AUTHORIZED REPRESENTATIVE MUST (A) DELIVER THE ENCLOSED LETTER OF TRANSMITTAL, APPROPRIATELY COMPLETED, TO THE PAYING AGENT AND (B) SURRENDER SUCH SHARES BY DEPOSITING WITH THE PAYING AGENT THE STOCK CERTIFICATE OR CERTIFICATES THAT, PRIOR TO THE MERGER, HAD EVIDENCED SUCH SHARES.

Each person who does not plan to exercise his, her, or its dissenter’s rights (as discussed below) is urged to execute (or, if such person is not the record holder of such Shares, to arrange for such record holder or such holder's duly authorized representative to execute) and mail postage paid or deliver a Letter of Transmittal, together with the stock certificate or certificates that, prior to the Merger, evidenced such person's Shares to the Paying Agent at the proper address set forth in the Letter of Transmittal.  You should note and follow carefully the instructions set forth in the Letter of Transmittal.  YOU SHOULD ALSO NOTE THAT SURRENDER TO THE PAYING AGENT OF STOCK CERTIFICATES FOR YOUR SHARES MAY CONSTITUTE A WAIVER OF ANY DISSENTER’S RIGHTS YOU MAY HAVE UNDER THE NRS.

The method of delivery of the Letter of Transmittal, stock certificates formerly representing Shares and all other required documents is at your own election and risk.  IF YOU DECIDE TO SEND STOCK CERTIFICATES BY MAIL, IT IS RECOMMENDED THAT SUCH STOCK CERTIFICATES BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED.

DISSENTER’S RIGHTS

In the alternative to surrendering certificates representing your Shares in exchange for the $20.10 per Share cash payment described above, as a Former Stockholder, you may have the right to obtain payment of the "fair value" of your Shares under NRS Sections 92A.300 through 92A.500, inclusive (the "Dissenter's Rights Provisions").  If you do not comply with the Dissenter's Rights Provisions and this notice, you may lose the right to receive payment for your Shares as provided in NRS Section 92A.440(3) and instead will receive payment for your Shares pursuant to the terms of the Merger.  A copy of the Dissenter's Rights Provisions is attached to this letter.

NRS Section 92A.440(1)(a) requires a dissenting stockholder to deliver to the Surviving Company a demand for payment of the fair value of his or her Shares.  NRS Section 92A.440(1)(b) requires a dissenting stockholder to certify whether he or she acquired beneficial ownership of the Shares before June 22, 2007 (the "Record Date").  NRS Section 92A.440(1)(c) requires a dissenting stockholder to deposit certificates representing his, her, or its Shares, if any, in accordance with the terms of this notice.

To comply with the requirements of NRS Section 92A.440(1), you must mail your written demand for payment to and deposit the certificates representing your Shares with the Surviving Company at the following address:

U.S. Xpress Enterprises, Inc.
Attn:  General Counsel
4080 Jenkins Road
Chattanooga, TN  37421-1174

The Surviving Company must receive both the demand for payment and the certificates, if any, from a dissenting stockholder no later than November __, 2007.  A dissenting stockholder must also certify to the Surviving Company, in writing, whether he, she, or it acquired beneficial ownership of the Shares before the Record Date.  A form for demanding payment and making the required certification is included in this mailing.  If you acquired beneficial ownership of only some of your Shares before the Record Date, please submit one demand for payment with respect to those Shares and another with respect to the remainder of your Shares.  Remember that to exercise your dissenter's rights you must make demand for payment for all Shares beneficially owned by you.

If you make a demand for payment, your Shares that are not represented by a certificate, if any, may not be transferred, conveyed or assigned by you at any time on or after the date that your demand for payment is received by the Surviving Company.

ADDITIONAL INFORMATION

NMLAC conducted an offer to purchase the Shares, other than the Shares already owned by NMLAC, Holding Company, Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, and the Max Fuller Family Limited Partnership, at a price of $20.10 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 12, 2007 (the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

In making their decisions as to the exercise of dissenter’s rights, Former Stockholders are urged to read the following documents because they contain important information:

•	The Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO, including the Offer to Purchase, letter of transmittal, and other related tender offer materials; and

•	U.S. Xpress' solicitation/recommendation statement on Schedule 14D-9.

These documents and amendments to these documents have been filed with the Securities and Exchange Commission (“SEC”) and may be obtained free of charge at the SEC's website www.sec.gov.  Copies of the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO may also be obtained free of charge by directing requests to MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free).

Very truly yours,

U.S. XPRESS ENTERPRISES, INC.

DISSENTER'S CERTIFICATION AND DEMAND FOR PAYMENT

THIS IS THE FORM FOR DEMANDING PAYMENT FOR THE FAIR VALUE OF U.S. XPRESS ENTERPRISES, INC. SHARES PURSUANT TO THE EXERCISE OF DISSENTER'S RIGHTS AS PROVIDED IN NRS 92A.300 TO 92A.500. THE TERMS OF THE PROPOSED MERGER OF NEW MOUNTAIN LAKE ACQUISITION COMPANY WITH AND INTO U.S. XPRESS ENTERPRISES, INC. WERE FIRST ANNOUNCED TO THE MEDIA ON JUNE 22, 2007.

The undersigned, ______________, hereby certifies that the undersigned [did____][did not____] [check one] acquire beneficial ownership of _____ shares of U.S. Xpress Enterprises, Inc. stock, before June 22, 2007.  The undersigned hereby demands payment for the fair value of each such share of U.S. Xpress Enterprises, Inc. stock.  Enclosed herewith for deposit are the certificates, if any, representing such stock.

Very truly yours,

By:
Name:
Title:
Date:

NEVADA DISSENTER'S RIGHTS STATUTES

NRS 92A.300.    Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

NRS 92A.305.    "Beneficial stockholder" defined. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

NRS 92A.310.    "Corporate action" defined. "Corporate action" means the action of a domestic corporation.

NRS 92A.315.    "Dissenter" defined.  "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

NRS 92A.320.    "Fair value" defined. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

NRS 92A.325.     "Stockholder" defined.  "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.

NRS 92A.330.     "Stockholder of record" defined. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

NRS 92A.335.     "Subject corporation" defined. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

NRS 92A.340.    Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

NRS 92A.350.    Rights of dissenting partner of domestic limited partnership.  A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

NRS 92A.360.    Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

NRS 92A.370.    Rights of dissenting member of domestic nonprofit corporation.

1.           Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2.             Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

NRS 92A.380.    Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1.             Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

(a)           Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:

(1)           If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or

(2)           If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b)           Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner's interests will be acquired, if his shares are to be acquired in the plan of exchange.

(c)           Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(d)           Any corporate action not described in paragraph (a), (b) or (c) that will result in the stockholder receiving money or scrip instead of fractional shares.

2.             A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

NRS 92A.390.    Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1.             There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

(a)           The articles of incorporation of the corporation issuing the shares provide otherwise; or

(b)           The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

(1)           Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

(I)           The surviving or acquiring entity; or

(II)          Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

(2)           A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

2.             There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

NRS 92A.400.    Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1.             A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights.  The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

2.             A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

(a)           He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

(b)           He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

NRS 92A.410.    Notification of stockholders regarding right of dissent.

1.             If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

2.           If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

NRS 92A.420.    Prerequisites to demand for payment for shares.

1.             If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

(a)           Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b)           Must not vote his shares in favor of the proposed action.

2.             If a proposed corporate action creating dissenters' rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenters' rights must not consent to or approve the proposed corporate action.

3.             A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

NRS 92A.430.    Dissenter's notice: Delivery to stockholders entitled to assert rights; contents.

1.             The subject corporation shall deliver a written dissenter's notice to all stockholders entitled to assert dissenters' rights.

2.             The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

(a)           State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b)           Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c)           Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d)           Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

(e)           Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.440    Demand for payment and deposit of certificates; retention of rights of stockholder.

1.             A stockholder to whom a dissenter's notice is sent must:

(a)           Demand payment;

(b)           Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

(c)           Deposit his certificates, if any, in accordance with the terms of the notice.

2.             The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

3.             The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.

NRS 92A.450.    Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

1.             The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

2.             The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

NRS 92A.460.    Payment for shares: General requirements.

1.             Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest.  The obligation of the subject corporation under this subsection may be enforced by the district court:

(a)           Of the county where the corporation's registered office is located; or

(b)           At the election of any dissenter residing or having its registered office in this State, of the county where the dissenter resides or has its registered office.  The court shall dispose of the complaint promptly.

2.             The payment must be accompanied by:

(a)           The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

(b)            A statement of the subject corporation's estimate of the fair value of the shares;

(c)            An explanation of how the interest was calculated;

(d)    A statement of the dissenter's rights to demand payment under NRS 92A.480; and

(e)            A copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.470.    Payment for shares: Shares acquired on or after date of dissenter's notice.

1.             A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

2.             To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand.  The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.

NRS 92A.480.    Dissenter's estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1.             A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

2.             A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

NRS 92A.490.    Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1.             If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest.  If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

2.             A subject corporation shall commence the proceeding in the district court of the county where its registered office is located.  If the subject corporation is a foreign entity without a resident agent in the State, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

3.             The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares.  All parties must be served with a copy of the petition.  Nonresidents may be served by registered or certified mail or by publication as provided by law.

4.             The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive.  The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value.  The appraisers have the powers described in the order appointing them, or any amendment thereto.  The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5.             Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a)           For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

(b)           For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

NRS 92A.500.    Legal proceeding to determine fair value: Assessment of costs and fees.

1.             The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court.  The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2.             The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a)           Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b)           Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3.             If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.            In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5.             This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

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